Mail Stop 4561

April 15, 2009

Ms. Brenda Aguis
Chief Financial Officer
Local.com Corporation
One Technology Drive, Building G
Irvine, CA 92618

>   **Re: Local.com Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 10, 2008**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
>   **Filed April 3, 2009**
>   **File No. 000-50989**

Dear Ms. Aguis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief